Filed by Ventas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Nationwide Health Properties, Inc.
Commission File No.: 001-09028
Ventas, Inc. March 2011 Citi 2011 Global Property CEO Conference

2 Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward- looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Readers of these materials are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to: (a) the ability and willingness of the Company's tenants, operators, borrowers, managers and other third parties to meet and/or perform the obligations under their various contractual arrangements with the Company, including, in some cases, their obligations to indemnify, defend and hold the Company harmless from and against various claims, litigation and liabilities; (b) the ability of the Company's tenants, operators, borrowers and managers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (c) the Company's success in implementing its business strategy and the Company's ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments, including those in different asset types and outside the United States; (d) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (e) the ability of the Company's operators and managers, as applicable, to deliver high quality services, to attract and retain qualified personnel and to attract residents and patients; (f) the Company's ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations; (g) risks associated with the Company's senior living operating portfolio, such as factors causing volatility in the Company's operating income and earnings generated by its properties, including without limitation national and regional economic conditions, costs of materials, energy, labor and services, employee benefit costs, insurance costs and professional and general liability claims, and timely delivery of accurate property-level financial results for those properties; and (h) the other factors set forth in the Company's periodic filings with the Securities and Exchange Commission.

3 Additional Information about the Proposed Transaction and Where to Find It This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Ventas and NHP expect to prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to Ventas's proposed acquisition of NHP. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ventas and NHP with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas's website at www.ventasreit.com, and copies of the documents filed by NHP with the SEC are available free of charge on NHP's website at www.nhp-reit.com. Ventas, NHP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ventas's and NHP's shareholders in respect of the proposed transaction. Information regarding Ventas's directors and executive officers can be found in Ventas's definitive proxy statement filed with the SEC on March 19, 2010. Information regarding NHP's directors and executive officers can be found in NHP's definitive proxy statement filed with the SEC on March 25, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC's website and from Ventas or NHP, as applicable, using the sources indicated above.

4 Table of Contents Ventas Overview How Ventas Has Created Value for Shareholders Pending Transactions Continue Strategy and Create Value Atria Senior Living Nationwide Health Properties Excellent, Diverse and Growing Enterprise Growth Opportunities Key Takeaways Appendix Portfolio Update Supplemental Financial Information

VENTAS™ Ventas Overview

A Leading Healthcare REIT (NYSE: VTR) – Cash Flowing, Profitable S&P 500 Company

- ~$12 billion Enterprise Value / >$650mm EBITDA / 26% Debt to Enterprise Value
- Secure and Growing Cash Dividend
- Strong and Improving Credit Profile and Liquidity
- $10.5 Billion of Pending Investments Announced

Powerful Demand Drivers: Healthcare and Senior Demographic

- Healthcare spending projected to grow to 20% of U.S. GDP by 2019, from approximately 18% currently
- 85+ age cohort expected to grow at 2.8% CAGR over the next 25 years (3x national average)

602 Diversified and Productive Healthcare and Seniors Housing Assets

- Highly structured triple-net leases with annual rent increases
- National leader in MOB space with ~9mm sq ft owned/managed
- Best-in-Class communities managed by Sunrise

Positive Investment Climate

Ventas at a Glance: NOI By Business Model


MOBs
9%
Seniors Housing Operating Assets
22%
Loan Investment
2%
Triple-Net Leases
67%

Leading Healthcare REIT with a Diversified & Productive Portfolio

5

6 Snapshot of Recent Performance and Outlook Track Record of Growing Cash Flow and Cash Dividend in a Low Risk, Highly Diversified Enterprise With Compelling Growth Fundamentals Investment Rationale Operating Cash Flow and Same Store Cash NOI up 6% FFO Growth of 11%; Per Share Growth of 7.5% Increased Dividend by 7.5% to $2.30/share Access to Low Cost Capital and Strong Liquidity Issued $600mm of unsecured debt in 2010 at 3.4% Lowest REIT coupon - 3.23% unsecured 5 year bonds $1 billion undrawn Revolving Credit Facilities Strong Continuity in Management Team and Board of Directors Active Investment Pipeline Growing Cash Flows to Enterprise

Long History of Profitability & Growing Dividend 20% annual growth in Total Company Normalized FFO1 '04 - '11E 8% annual growth in dividends per share '04 - '11E 2011E Normalized FFO/Share1 of $3.06 - $3.14 7.5%+ YoY Growth 7 Strong and Reliable Financial Performance Excluding merger-related costs and expenses, litigation proceeds, deal costs and expenses, earnout payments, gains/losses on sale of assets, the impact of expenses related to asset impairment and valuation allowances, reversal or incurrence of contingent liabilities, the non-cash effect of income tax benefits/expenses, and additional acquisition, divestiture and capital transactions. Represents annualized first quarter 2011 dividend. Excellent Consistent Cash Flow and Profitability Increasing Normalized FFO1/Share on Higher Share Count Shares Outstanding (mm) 84.5 95.8 104.7 123.0 139.9 152.8 157.6 ~183 2

Ventas Equity Outperformance 8 Ventas Has Built Equity Value Through Diversification, Growth and Prudent Management (1) Source: KeyBanc Capital Markets "The Leaderboard" as of March 4, 2011 Ventas: Outstanding Total Returns in Last Ten Years1

9 Growing Cash Flows and Reducing Risk Through Diversification And Balance Sheet Management Create Shareholder Value Ventas has Consistently Created Shareholder Value Through Constructing a Real Estate Portfolio with Growing Cash Flows, Low Leverage and Diverse Tenants Debt / Enterprise Value 44% 26% 27% 35% 34% 36% 40% 28% 26% <30% Top Tenant Concentration1 ~100% 88% 76% 52% 50% 39% 40% 39% 35% ~19% Growth in Normalized FFO 22% 29% 23% 32% 28% 28% 16% 8% 11% ~25%2 Equity Market Value of VTR has Increased Over 9x From 2002 to 2010 VTR Equity has Grown 2.0x as Much as Debt As a percent (%) of NOI 2011 Guidance for Normalized FFO, which excludes the impact of the immediately accretive NHP transaction. Please see Company's disclosure at the end of this presentation for the definition of Normalized FFO ($mm)

Pending Transactions Continue the Ventas Story and Make Ventas a Stronger Enterprise 10 $3.1 billion Acquisition of the Real Estate Assets of Atria Senior Living Group High Quality Seniors Housing Assets in High Net Worth Zip-Codes of Major Metropolitan Areas Projected High Single Digit NOI Growth Ventas Becomes the Largest Owner of Private Pay Seniors Housing in the US Expected to Close in April 2011 $7.4 billion Acquisition of Nationwide Health Properties, Inc. - Excellent Returns to Shareholders Combined Company will be the Leading Healthcare REIT Immediately Accretive and Balance Sheet Enhancing Industry Leading Complementary Growth Platform PMB Partnership and $1.3 billion Acquisition Pipeline of Medical Office Buildings Expected to Close in 3Q2011 Increased Diversifi-cation Positive Cash Flows and Cash Flow Growth Within Ventas Leverage Targets ? ? ? ? ? ? Ventas is Postured to "Stay on Offense" While Maintaining Core Principles

High-Quality High-Growth Assets in Great Markets Financial Metrics 2011 capitalization rate (E) of 6.5% on stabilized assets 2011 NOI(E) at $186 - $196 million $230,000 per unit purchase price Acquisition of 118 Private Pay Seniors Housing Assets Located in Major Metropolitan Markets - Managed by Atria Enables Ventas to Capture High-Growth NOI From Atria's Leading Seniors Housing Portfolio For stabilized assets. Tentative and preliminary 11 Darien, CT Atria Occupancy Figures: YTD 2011 Occupancy = 88%1... Atria Occupancy Figures: YTD 2011 Occupancy=88%1 ... High-Quality Portfolio Located in Major Metropolitan Markets 118 high-quality, private pay assets located in major metropolitan markets with concentrations in coastal and strong wealth demographic areas Newer assets with median age of 12 years Average monthly rate of over $4,300 68% of NOI from New York metropolitan area, New England and California Bay Shore, NY

NHP - An Accretive, Deleveraging and Diversifying Transaction That Maintains Growth Rate

NHP Has Delivered Excellent Returns to Shareholders

Medical Office Building Real Estate and Pipeline	▲ 107 MOBs comprising 4.6 mm square feet Majority on campus and 90% occupied ▲ 2010 tenant retention rate of 89% ▲ $1.3 billion pipeline with Pacific Medical Buildings to acquire Class A, newly developed MOBs in the Western United States
NNN Portfolio with Excellent Cash Flow Coverages	▲ Approximately 480 NNN seniors housing and healthcare facilities ▲ ~45,000 skilled nursing and seniors housing units ▲ ~80% of NNN rent in master lease portfolios with 5 or more properties ▲ EBITDARM to Rent coverage of 1.6x ▲ Average Remaining Lease term of 8 years ▲ Attractive, Below Market Per Unit/Bed Valuation
Regional Acquisition Platform	▲ 2010 Volume of $900mm with Weighted Average Initial Yields of 8.7% ▲ Over 80 Customer Relationships ▲ Over Half of Investments since 2004 are Repeat Business

EBITDARM Coverages[1]



3.0
2.0
1.0
0.0
2.0x
1.3x
Total Portfolio = 1.6x
SNFs
Seniors Housing

NHP Geographic Footprint[2]



Skilled Nursing
Hospital
Office
Seniors Housing

(1) For Owned and Consolidated Facilities as of 12/31/10.
Total portfolio coverage of 1.6x includes CCRC coverage of 1.8x and hospital coverage of 3.0x
(2) For owned consolidated and unconsolidated facilities as of 12/31/10

12

13 Larger Diversified Enterprise with Significant Growth Potential Best In Class Balance Sheet Scale and Liquidity S&P 500 Company with $23 billion enterprise value and $17 billion equity value $1.3 billion of Net Operating Income <30% Debt to Enterprise Value and Debt / EBITDA of ~5.0x Lower Cost Debt Capital Strong, Secure and Fast-Growing Dividend Dividend growth prospects supported by NNN leases in NHP Portfolio and high growth seniors housing operating asset NOI Dividend has grown 8% annually, on average, since 2004 Private Pay Focus 70% of NOI from private pay sources Industry Leading Acquisition Platform Ventas's entity level "big deal" expertise with NHP's regional network Relationships with over 100 tenants and managers ? Enables additional investments through acquisitions and redevelopment opportunities Two Leading MOB Platforms ? Ventas's Lillibridge franchise and NHP's joint venture with Pacific Medical Buildings and extensive hospital and health-system relationships

14 Increased Diversification, Private Pay and MOBs Asset Class Diversification - Well Balanced Portfolio NOI For Ventas with Atria and NHP 1,2 As of 12/31/10 Based on 2011 underwriting for Atria and NHP Pay Source - 70% Private Pay NOI Private Pay NOI Increases to a Strong 70% With Greater MOB Presence Annualized NOI: $1.3 billion (E) Annualized NOI: $1.3 billion (E)

15 Increased Diversification, Private Pay and MOBs Tenant Diversification - Best in Class NOI For Ventas with Atria and NHP 1,2 As of 12/31/10 Based on 2011 underwriting for Atria and NHP Operating Model Diversification - 26% of NOI from SH Operating Assets 74% of NOI From Sector Leading Tenants and MOBs Annualized NOI: $1.3 billion (E) Annualized NOI: $1.3 billion (E)

Geographically Diversified Portfolio Over 1,300 Facilities Located in 48 States and 2 Provinces(1) Balances Single State Regulatory, Reimbursement, Climate and Economic Changes As of 12/31/10. Pro forma for Atria and NHP transactions. 48 states including the District of Columbia. Includes owned assets and assets in unconsolidated JVs. Excludes two assets held for sale. 379 47 234 643 8 16

Ventas Will Continue to Execute on its Strategic Growth & Diversification Plan Enhances Ventas's Ability to Consummate Large Transactions and Take Advantage of Operator Consolidation 1. Grow and Invest in Existing Relationships 2. Acquire More High-Quality, High-Growth Seniors Housing Operating Assets - $1 Billion of Acquisitions Bring Senior Housing Operating Assets to 30% of Portfolio NOI 3. Mine High Return Redevelopment Opportunities in Existing Portfolios 4. Improve Cost of Capital Advantage 5. International Opportunities 6. 17 Ventas Can "Stay on Offense"

Incremental NHP Growth Opportunities Interest Expense Savings 40 to 50 bps spread reduction ~$6bn of debt outstanding 18 Potential Annual Impact ($mm) Potential Annual Impact ($ / Share) $24mm - $30mm $0.08 / Share - $0.10 / Share 2. Seniors Housing Redevelopment $50mm to $100mm per annum Return above cost of funds at 300 bps to 350 bps $2mm - $4mm $0.01 / Share - $0.01 / Share $4mm - $8mm $0.01 / Share - $0.03 / Share $5mm - $25mm $0.02 / Share - $0.09 / Share 3. Pacific Medical Buildings Pipeline $150mm to $250mm per annum Return above cost of funds at 250 bps to 300 bps 4. NHP Regional Acquisitions $250mm to $1,000mm per annum Return above cost of funds at 200 bps to 250 bps Incremental Growth Opportunities From NHP Platform

VENTAS

Ventas's Industry Leading Growth Platform

Leading Investment Platform Across Every Major Healthcare Asset Class

Seniors Housing	▪ Largest senior housing owner in the U.S. with over 57,000 units	▪ Growth-oriented tenants with increased off-market investment opportunities ▪ New development opportunities ▪ Significant re-development opportunities within expanded triple net and operating asset portfolios
Medical Office	▪ National MOB platform with ~14 million sq.ft. owned and managed	▪ Over 50 relationships with growing health systems and hospitals throughout the U.S. ▪ Expanded development capabilities
Skilled Nursing	▪ Leading skilled nursing owner with 44,000 beds ▪ Low dependency on Medicaid	▪ Growth-oriented tenants with increased off-market investment opportunities ▪ Significant re-development opportunities
Other Healthcare Real Estate	▪ Significant opportunity to expand into new asset classes	▪ CCRCs, life sciences, hospitals and other

Liquidity, Relationships and Balance Sheet Position Lead to Powerful Earnings Growth and Positive Investment Outlook

19

20 Investment Focus on Strategic Growth and Risk Adjusted Unlevered Returns Liquidity and Balance Sheet Position Lead to Powerful Earnings Growth Driver and Attractive Investment Opportunities are Increasing Positive Investment Outlook: Large Volume of Opportunities Seniors Housing Announced $3.1bn acquisition to make Ventas the largest owner of seniors housing in the United States Medical Office Building Two Top MOB Acquisition Sourcing Platforms Skilled Nursing Hospital Related Real Estate Operating Real Estate Triple-Net Leases Asset Type Debt Origination NOI Source External Market and Off-Market Transactions Existing Tenant/ Operators Internal Opportunities Transaction Origination Reinvestment Opportunities in Existing Assets ROFO to acquire majority interests on 58 MOBs with 3.4mm pro rata square feet

Complementary Fit Between Two Leading MOB Platforms 21 Lillibridge MOB Platform Leading national brand name: Largest fully integrated private owner, manager and developer of MOBs Strong relationships with A/AA-rated hospitals and health systems 25+ years experience with over 250 hospitals and health systems Pacific Medical Buildings Joint Venture and Pipeline Agreement $1.3 billion acquisition pipeline of Class-A MOBs in Western United States 50% ownership in PMB Real Estate Services, manager for PMB Assets Largest MOB developer on the West Coast 30 years of experience Combined Ventas MOB Platform Over 230 MOBs owned ~14 million square feet owned and managed Over 50 not-for-profit and investor owned hospital relationships Primarily on-campus MOBs with significant investment grade hospital systems Complementary Geographic Footprints

Expanded Relationships Create Unique Deal Sourcing Opportunities 22 Health Systems and Hospital Relationships Seniors Housing and Skilled Nursing Customers Combined Entity Will Grow the Number of Ventas Relationships 6x

Healthcare Real Estate Opportunity 23 Trends in Healthcare Real Estate have Generated Opportunities for Further Investment and Created Value for Investors Combined Company Positioned To Thrive A $700 billion real estate market and growing Strong Supply & Demand Fundamentals 85+ age cohort expected to grow at 2.8% CAGR over the next 25 years (3x national average) 79 million baby boomers that begin to turn 65 in 2011 Healthcare spending projected to grow to 20% of U.S. GDP by 2019, from approximately 18% currently 32 million uninsured gain access to the healthcare system Limited new supply over the last several years and in the near future Underpenetrated sector with <10% of real estate owned by healthcare REITs

Strong and Experienced Management Team 24 Name Title Tenure Debra A. Cafaro Chairman of the Board and Chief Executive Officer 11 Raymond J. Lewis President 8 Todd W. Lillibridge Executive Vice President, Medical Office Properties; President and Chief Executive Officer, Lillibridge Healthcare Services 251 T. Richard Riney Executive Vice President, Chief Administrative Officer, General Counsel and Secretary 12 Richard A. Schweinhart Executive Vice President and Chief Financial Officer 8 John D. Cobb Senior Vice President, Chief Investment Officer 1 Douglas M. Pasquale Senior Advisor (Currently NHP's Chairman and CEO) To Join Ventas Mgmt After NHP Transaction Closing Ventas Has a Strong, Cohesive, and Experienced Management Team With Professionals From the Real Estate, Finance, Asset Management and Healthcare Sectors (1) Includes tenure at LHS, a wholly owned subsidiary of Ventas

25 Cash Flowing Profitable S&P 500 Company with Excellent Track Record of Value Creation Through Increasing Cash Flows and Managing Risk Diversified, High Quality, Productive Assets $10.5 billion of Pending Acquisitions Create Scale, Liquidity, Diversification and Growth Platform Fundamentals, Demographics and Changing Landscape Create Opportunities Significant Internal and External Growth Platform Over 100 Tenant/Operator Relationships and 2 Outstanding MOB Franchises Excellent Liquidity and Credit Profile Safe, Growing Cash Dividend Experienced Management Team & Board Ventas Positioned to Deliver Another Decade of Excellence for Shareholders Key Takeaways

26 Appendix A: Ventas Portfolio Update (1) For further information, please see http://www.ventasreit.com/investors/supplemental.asp

Ventas Tenant/Operators Have Experience and Scale Excellent Tenant/Operators Atria Senior Living 4th Largest U.S. Assisted Living Provider Kindred (NYSE: KND) $1.3bn Equity Value (Pro Forma for RehabCare) Largest U.S. post-acute provider - LTACs, IRFs, & SNFs Recent Announcement of RehabCare Acquisition Sunrise, Inc. (NYSE: SRZ) High quality, high acuity, mission-driven leader Globally recognized senior living brand Significant stock momentum: ~$650 million market capitalization Brookdale (NYSE: BKD) Largest U.S. senior living provider Experienced, cycle-tested management team Demonstrated access to capital - $3.3+ billion market capitalization Industry-Leading Tenant/Operators Provide Transparency and Credibility 27

Limited Assisted Living Construction Sunrise Portfolio - Best-in-Class High-Quality Senior Living Communities Managed by Sunrise - Higher Growth Potential $186mm accretive acquisition of minority interests in 58 assets and improvement in management contracts - December 2010 79 high-quality private pay Assisted Living communities High barrier-to-entry locations - major metro markets Highly productive: >$5,000 per month Strong Performance 18% YoY NOI Growth 4Q10 Occupancy at ^ 90% Assisted Living supply as a percentage of inventory is only 2.0% in 4Q2010 28 Strong 2010 Performance Supported by Need-Driven Nature of the Assets and Positive Fundamentals 2011(E) NOI Represents 3.5% Growth at Midpoint Source: NIC-MAP 4Q2010 Construction Monitor

Sunrise Portfolio - Best-in-Class Need-Driven, Assisted Living Communities Show Strong, Positive Trends - Both Occupancy and Rate 29 Sunrise Managed Communities Have Shown Incredible Strength & Positive Trends Total community NOI represents 100% interest.

30 Best in Class Sunrise Managed Communities in Major Metro Markets Assisted Living Facility Sunrise of Staten Island Staten Island, NY Assisted Living Facility Sunrise of Exton Exton, PA Assisted Living Facility Sunrise of Lincoln Park Chicago, IL Independent Living Facility Sunrise of Thorne Mills on Steeles Toronto, ON

Balances Single State Regulatory, Reimbursement, Climate and Economic Changes Geographically Diversified Portfolio 602 Facilities Located in 44 States and 2 Provinces1 31 Seniors Housing 240 Skilled Nursing Facilities 187 Hospitals 40 Medical Office 127 Other Facilities 8 Total Owned Facilities 602 Office Locations 3 Chicago Louisville Dallas As of 12/31/10. 44 states includes the District of Columbia

Diversification by Asset Type and Tenant/Payor 32 Tenant/Payor Mix by NOI1 Asset Class Mix by NOI1 Annualized fourth quarter Ventas NOI assuming all events occurred at the beginning of the period. Operating asset NOI reflects Ventas's portion only for joint venture assets. Totals may not add due to rounding. NOI includes $5mm of cash received by the owner for reduced annual expenses, but this payment is not annualized. Total 2010 NOI for the 79 Sunrise communities was $154.3 million. Ventas Has a Balanced, Productive Portfolio of Healthcare and Seniors Housing Assets

Portfolio Composition: Seniors Housing Operating Portfolio Provides Higher Growth Potential 33 Granularity and Shorter Tenor Leases From ~7,000 Individual Seniors 69% 22% Seniors Housing Operating Assets1 Other VTR NOI1 Occupancy of Seniors Housing Operating Assets is >90% at the End of Q4 2010 9% MOB Portfolio1 Annualized fourth quarter Ventas NOI assuming all events occurred at the beginning of the period. Operating asset NOI reflects Ventas's portion only for joint venture assets. Totals may not add due to rounding. NOI includes $5mm of cash received by the owner for reduced annual expenses, but this payment is not annualized. Total 2010 NOI for the 79 Sunrise communities was $154.3 million.

VENTAS

Portfolio Composition: MOBs Provide Reliable Cash Flows

On-Campus MOB Portfolio Provides Stable Cash Flows to Ventas: 160 MOBs with ~9mm Square Feet[1]


$60+ Million of NOI from >1,800 MOB Tenants
9%
91%
MOB Portfolio[1]
Other VTR NOI[1]

Demand for Outpatient Settings Provides Additional Merit to the MOB Investment Thesis


Demand Forecast for Patient Setting
Growth in Patient Settings (%, Base = 2010)
140
130
120
110
100
90
80
Growth of -1.9%
Growth of +30.0%
Inpatient
Outpatient
2010
2020

Strong Occupancy in Consolidated MOB Portfolio of 94% Provides Stable Cash Flows to Ventas

1) *Annualized fourth quarter Ventas NOI assuming all events occurred at the beginning of the period. Operating asset NOI reflects Ventas's portion only for joint venture assets. Totals may not add due to rounding. NOI includes $5mm of cash received by the owner for reduced annual expenses, but this payment is not annualized. Total 2010 NOI for the 79 Sunrise communities was $154.3 million.*

34

Portfolio Composition:
NNN Steady Contractual Growth With Downside Protection

Long Term NNN Leases Provide Steady Cash Flow Growth and Tenant Credit Support

Long Term Corporate Credit Anchors Ventas Cash Flows

Annual Rent Escalations Increase Ventas Cash Flow


Sunrise Portfolio¹
22%
MOB Portfolio¹
9%
NNN Portfolio / Other¹
69%

Ventas Properties Have Excellent Operator Cash Flow:Rent Coverage

Strong 1.7x Operator Cash Flow:Rent Coverage of Triple Net Leased Assets[2]


3.0
2.0
1.0
0.0
2.0x
1.3x
Total Portfolio = 1.7x
Post-Acute
Seniors Housing

Average Remaining NNN Lease Term of 6 Years Provides Cash Flow Stability

(1) Annualized fourth quarter Ventas NOI assuming all events occurred at the beginning of the period. Operating asset NOI reflects Ventas's portion only for joint venture assets. Totals may not add due to rounding. NOI includes $5mm of cash received by the owner for reduced annual expenses, but this payment is not annualized. Total 2010 NOI for the 79 Sunrise communities was $154.3 million.

(2) Trailing Twelve Months EBITDARM to Cash Rent using the latest available financials. In instances where full 12 months of data does not exist, annualized or underwritten data is used. EBITDARM is defined as earnings before interest, income taxes, depreciation, amortization, rent, and management fees. Includes 8 other triple net leased properties with EBITDARM coverage of 4.1x

35

36 Ventas's Kindred Rent is Reliable Kindred Positive Credit Profile, High Quality Care Platform and Cash Flow Coverage Makes Ventas Rent Reliable Largest diversified post-acute provider in the U.S. Recently announced transaction with RehabCare solidifies its position as the leading post-acute provider: #1 LTACs #1 IRFs #1 SNF Contract Rehab #4 SNFs/Rehab Combined company will have market capitalization in excess of $1 billion and revenues of $6+ billion Superior pro forma quality mix of 80% Only 20% of revenues derived from Medicaid Projected leverage of 4.5x Net debt / EBITDA Kindred Rent is Reliable - Master Leases are the Best Structure $450+mm Kindred Corporate Cash Flow Cushion1 of Ventas Rent of >$250mm Per guidance given in Kindred Investor Presentation on February 8, 2011.

Improved Medicare for SNFs FY2011: 10/1/10 - 9/30/11 RUGS IV Proposed Rule: 1.7% net increase Stable 2011 Medicaid for SNFs Flat +/- Rates Expected in FY 2012 Medicare for LTACs FY2011: 10/1/10 - 9/30/11 0.5% net increase "...the worst is behind the SNF industry in terms of operating environment, and we believe earnings visibility has significantly improved" --RBC Capital Markets research; January 10, 2011 37 Reimbursement Outlook 2011 Medicare/Medicaid Stable for Ventas Portfolio Medicare Rates for SNFs and LTACs Hedge the Ventas Portfolio

38 Healthcare expected to reach 20% of GDP by 2019 Healthcare Real Estate Market Opportunities Healthcare is 18% of GDP and is Expected to Reach 20% by 2019 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 80 20 90 20.4 West 300 84 34.6 31.6 North 45.9 46.9 45 43.9 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 86 14 90 20.4 West 300 84 34.6 31.6 North 45.9 46.9 45 43.9 Healthcare as Percentage of GDP US GDP: $14T (2009) Est US GDP: $23T (2019) Healthcare Real Estate is a $700B Market and Growing -- Long-term Growth Opportunities Healthcare is 18% of GDP in 2009

VENTAS™ Investment Focus on Medical Office Buildings

Building Blocks of VTR's MOB Investment Thesis:

Large Highly Fragmented Market	
Increased Volume from Aging Population	
Increased Volume from HC Reform	
Increased Physician Demand	Increased Capital Needs
Regulations Favor Independent MOB Ownership	Constrained Capital Sources
Long Term, Stable Cash Flows	

VTR Is Able to Provide Solutions for Both Physicians and Hospital Systems

79 million "Baby Boomers" Become Medicare Eligible Starting in 2011



High Growth Segment of US Population: ~3x Total Growth Rate[1]
Growth in Population (%, 2010 Base)
140
120
100
80
60
40
20
0
2010
2015
2020
2025
2030
2035
2040
2045
2050
Growth in Total Population
Growth in 65+

MOBs are Currently a ~\$175bn[2] Asset Class with Expected Utilization Driven by Growth in the 65+ Population

(1) U.S. Census Bureau, CMS
(2) Green Street Advisors — June 2008

39

40 Appendix B: SEC Reg. G Compliance (1) For further information, please see http://www.ventasreit.com/investors/supplemental.asp

41 Non-GAAP Financial Measures Per Share Yearly Funds from Operations (FFO)1 (1) The Company's normalized FFO guidance (and related GAAP earnings projections) for all periods assumes that all of the Company's tenants and borrowers continue to meet all of their obligations to the Company. In addition, the Company's normalized FFO guidance excludes (a) gains and losses on the sales of assets, (b) merger related costs and expenses, including transaction costs, amortization of intangibles and transition and integration expenses, deal costs and expenses, and earnout payments, including expenses relating to the Company's lawsuit against HCP, (c) the impact of any expenses related to asset impairment and valuation allowances, the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts or premiums incurred as a result of early retirement or payment of the Company's debt, (d) the non-cash effect of income tax benefits or expenses, (e) net proceeds, if any, the Company may receive from its lawsuit against HCP related to the acquisition of Sunrise Senior Living REIT, (f) the impact of future unannounced acquisitions or divestitures (including pursuant to tenant options to purchase) and capital transactions, and (g) the reversal or incurrence of contingent liabilities.

42 Non-GAAP Financial Measures Quarterly Funds from Operations (FFO) ($ in '000s, except per share amounts)

43 Non-GAAP Financial Measures For the Year Ended December 31, 2010 and December 31, 2009 Funds from Operations (FFO) ($ in '000s, except per share amounts)

Non-GAAP Financial Measures 44 Net Debt / EBITDA1 ($ in '000s) Adjusted EBITDA is defined as: Earnings before interest, taxes, depreciation and amortization (including non-cash stock-based compensation), excluding merger-related expenses and deal costs and gains or losses on real estate disposals

Non-GAAP Financial Measures 45 Debt / Total Enterprise Value2 ($ in '000s) Debt balances are net of discounts and fair market value Net debt plus total equity

Non-GAAP Financial Measures 46 Fixed Charge Coverage ($ in '000s) (1) Adjusted EBITDA is defined as: Earnings before interest, taxes, depreciation and amortization (including non-cash stock-based compensation), excluding merger-related expenses and deal costs and gains or losses on real estate disposals

Ventas, Inc. March 2011